UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mission NewEnergy LTD

(Name of Issuer)

Ordinary Shares, $0.00 par value

(Title of Class of Securities)

Q62163110

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. Q62163110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen L. Way International LLC 20-8029540
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 188,522
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 188,522
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,522
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.18%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

Item 1.	(a)	The name of the issuer is Mission NewEnergy Limited

	(b)	The principal executive office of the Issuer is located at Unit 4, 97 Hector Street West, Osborne Park, Western Australia 6017, Australia

Item 2.	(a)	This statement (this “Statement”) is being filed by Stephen L. Way International

	(b)	The Principal Business Office of the Filer is 7941 Katy Freeway, #529, Houston, Texas 77024

	(c)	Place of Organization is Texas

	(d)	This Statement relates to the Ordinary Shares of the Issuer.

	(e)	The CUSIP Number of the Common Stock of the Issuer is Q62163110.

Item 3.

Filer is a Corporation

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

188,522

(Stephen L. Way International LLC owns 152,195 shares and Principal of this entity also owns 36,327 ordinary shares with sole power to vote in its IRA account.)

(b) Percent of class:

2.18%

(c) For purposes of this calculation we have assumed that total ordinary shares outstanding are 8,656,875, as stated in Appendix 3B, New Issue Announcement, application for quotation of additional securities and agreement.

(d) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

188,522

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

188,522

(iv) Shared power to dispose or to direct the disposition

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Stephen L. Way International LLC

By:	/s/ Stephen L. Way
Principal
Stephen L. Way International LLC
7941 Katy Freeway, #529
Houston, Texas 77024

Page 5 of 5 pages